Exhibit 99.1

News Release
Notice of Philippines DENR (Department of Environment and Natural Resources) Audit Results

Vancouver, September 27, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports that it has been notified with regards to the following:

SHOW-CAUSE ORDER DUE TO DENR MINE AUDIT REPORT

Today in the Philippines through a press conference the Department of Environment and Natural Resources (DENR) announced the results of the nationwide audit of metallic mines. DENR spokespersons informed us that the Masbate Gold Project (MGP) will be provided a Show-Cause Order related to the operations of Filminera Resources Corporation (FRC) and Philippine Gold Processing and Refining Corporation (PGPRC) at the Masbate Gold Project.

Based on the reference to the three findings indicated in the brief received today and based on our subsequent meeting with the Secretary of DENR, B2Gold is confident that these issues will be resolved by working with the government agencies, in the time frame provided.  None of the findings involve any environmental or social issues. They are related to administrative issues only.
Meanwhile operations continue uninterrupted and guidance remains unchanged.

The company awaits formal notification from the Mines and Geosciences Bureau (MGB) and details of the Show-Cause Order.

The following will be the process:

1.	Show-Cause order will be delivered within two weeks.
2.	One week will be provided to address the issues.
3.	One week will be taken to consider the company’s responses.

MGP is the largest single investment in the Province of Masbate and the largest producing gold mine in the Philippines.  Masbate Gold Project operations are ISO 14001 compliant so that our environmental management systems demonstrably meet Philippine requirements.  MGP continues to maintain an outstanding Safety Performance record.

Further information will be made available as it is confirmed.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Kerry Suffolk	Katie Bromley
Treasurer	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
ksuffolk@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This news release includes certain “forward-looking information” and “forward –looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding the expected findings and issues in  the Show Cause Order, the process to be followed in respect of the Show Cause Order and the resolution of issues raised in the Show Cause Order,  . Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the ability of the Company to resolve issues raised in the Show Cause Order and the timing of the resolution, gold and other metal price volatility; risks of not achieving production, cost or other estimates; risks and uncertainties associated with mineral exploration and development; discrepancies between actual and estimated mineral reserves and mineral resources and metallurgical recoveries; various political, economic and other risks associated with conducting operations in several different countries; fluctuations in the price and availability of infrastructure and energy and other commodities; inherent hazards and risks associated with mining operations, including accidents; risks associated with hedging activities and ore purchase commitments; risks of obtaining and maintaining necessary licenses, permits and approvals from various governmental authorities; risks related to compliance with environmental regulations and environmental hazards; risks related to compliance with stringent laws and regulations and the effect of changes in law and regulatory environment; risks associated with joint ventures; risks associated with our minority shareholdings in the entity that owns the Masbate Gold Project; our ability to continually obtain additional mineral reserves for production of gold; the inability to identify appropriate acquisition targets or complete desirable acquisitions or the failure to integrate businesses and assets that we have acquired or may acquire in the future; risks associated with our use of information publicly disclosed by the former owners of our mines and property interests; fluctuations in foreign currency exchange rates; our ability to obtain additional financing; uncertainty relating to the outcome of our discussions with the Government of Mali; political, economic and other uncertainties in certain jurisdictions where we have property interests and conduct exploration and development activities; our ability to successfully establish mining operations or the actual cost and timing to establish mining operations at the Fekola Project; actual production, development plans and costs of the Fekola Project may differ from estimates; risks associated with our property interests and exploration activities in developing countries; inability to comply with Philippines regulations or political and legal developments in the Philippines related to ownership of natural resources and operation, management and control of our business; labour disputes; risks related to community relations and community action; reliance on outside contractors to conduct certain mining and exploration activities; adverse weather and climate issues; disruptions arising from conflicts with small scale miners in certain countries; defective title to mineral claims, surface rights or property or challenges over mineral rights relating to our properties; loss of key personnel and our inability to attract and retain qualified personnel; risks associated with our Common Shares; failures of information systems or information security threats; potential losses, liabilities and damages related to our business which are uninsured or uninsurable; competition with other mining companies; risks associated with litigation; volatility of global financial conditions; taxation, including changes in tax laws and interpretation of tax laws; difficulty in achieving and maintaining the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act of 2002; risks related to Aboriginal and local community title claims and related consultation rights; and inability to comply with anti-corruption laws and regulations as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and the Company’s other filings with Canadian securities regulators and the SEC, which may be viewed at www.sedar.com  and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.